02060179

BTRsec/RLS Admin/Letters/2002/0540

invensys

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

SUPPL

82-2142

15 November 2002

SEC MAIL RECEIVED NOV 29 2002 WASH, D.C. 180 SECTION

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed notifications released to the London Stock Exchange concerning the Interim results for 6 months ended 30 September 2002.

Yours faithfully,

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Copy to: Mr. B. Mangino
Mr. M. Downing

announcement

invensys™

14 November 2002

Interim results for 6 months ended 30 September 2002

Key features

- Operating* margin of core[1] Group steady at 6.7% despite volume downturns in most markets and after additional investment of £20m in performance initiatives.
- Continuing[2] operations sales of £2,666m and operating profit* of £209m in line with expectations. Core[1] Group sales down 9% to £2,128m (6% at constant exchange rates ("CER")) and operating profit* down 7% (4% at CER) to £143m.
- Restructuring charges on target at 2% of sales for core[1] Group.
- Free cash flow £9m (H1 01/02: £68m) with lower restructuring charges and capex but reflecting ongoing need for tight cash management.
- Net debt of £2,667m (Sep 01: £3,283m; Mar 02: £3,016m).
- Disposal programme ahead of target with £1.6bn proceeds announced to date - pro forma net debt after announced disposals of £1.8bn, with the Fasco Motors disposal still in progress.

Chief Executive Rick Haythornthwaite, commented:

"Our prime objective right now is performance recovery - delivering our promises on margin targets, disposals, debt reduction and less restructuring. With our markets unlikely to offer any short-term help, our chosen course of self-help through a systematic programme of performance improvement will lower our exposure to external factors and provide a strong platform for revenue growth."

£ millions	H1 2002/03	H2 2001/02	H1 2001/02
Sales			
– Core[1] Group	2,128	2,270	2,331
– Continuing[2] operations	2,666	2,828	2,901
Operating profit*			
– Core[1] Group	143	157	154
– Continuing[2] operations	209	228	229
Restructuring & other costs of reorganisation	(53)	(306)	(165)
Disposals**			
- Profit/(loss) on asset value/closure	76	(153)	(12)
- Goodwill on disposals	(168)	(477)	(2)
Interest	(61)	(69)	(101)
EPS			
– Basic	(2.6)p	(22.9)p	(1.9)p
– Pre exceptional items & goodwill amortisation	2.9p	4.2p	3.5p
– Core[1] Group before exceptionals/goodwill	1.6p	1.8p	1.0p

1 Core Group is the Production Management, Energy Management and Development Divisions
2 Continuing operations are core Group and Industrial Components and Systems Division (inc. Sensor Systems)
**All references to operating profit throughout are stated before exceptional items and goodwill amortisation*
*** Business and fixed asset disposals*

Contact:

Invensys plc
Victoria Scarth / Duncan Bonfield +44 (0) 20 7821 3712

Brunswick
Simon Holberton / Ben Brewerton +44 (0) 20 7404 5959

A presentation and webcast of the Group's preliminary results will take place at 0900 today at Vinopolis, No1 Bank End, London SE1. All details of the announcement, presentation and webcast are available on www.invensys.com, *together with a video interview with Chief Executive, Rick Haythornthwaite. The latter is also available on* www.cantos.com.

About Invensys plc

Invensys plc is a global leader in production technology and energy management. The group helps customers improve their performance and profitability using innovative services and technologies and a deep understanding of their industries and applications.

Invensys Production Management works closely with customers in order to drive up performance of their production assets, maximise their return on investments in production technologies and remove cost and cash from their whole supply chain. The division includes APV, Baan-Wonderware-Avantis, Eurotherm, Foxboro, SIMSCI/Esscor and Triconex. These businesses address process and batch industries -- including oil, gas and chemicals, food, beverage and personal health care -- and the discrete and hybrid manufacturing sectors.

Invensys Energy Management works with clients involved in the supply, measurement and consumption of energy and water, to reduce costs and waste and improve the efficiency, reliability and security of power supply. The division includes Energy Management Solutions, Appliance Controls, Climate Controls, Building Systems, Global Services, Metering Systems, Powerware and Home Control Systems. These businesses focus on markets connected with power and energy infrastructure for industrial, commercial and residential buildings.

The company also serves the specialised rail, wind-power and electronic manufacturing (power components) markets through Invensys Rail Systems, Hansen Transmissions and Lambda, respectively, in its Development division.

Invensys operates in more than 80 countries, with its headquarters in London.
For more information, visit www.invensys.com.

Safe Harbor

The information communicated in this documentation with respect to the Invensys financial outlook is forward looking and subject to risks and uncertainties. For this statement Invensys claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Restructuring, goodwill amortisation, interest & tax

Restructuring costs were £53m (H1 01/02: £112m), 2% of sales for the core Group, in line with our target for the year. Costs of closure were £8m for the half.

Goodwill amortisation for the half was £62m, which is consistent with prior periods.

Interest for the six months was £61m (H1 01/02: £101m), with a lower charge expected going forward due to realisations from the disposal programme.

The tax charge for the half was £31m (H1 01/02: £nil), reflecting an underlying rate of 31% (H1 01/02: 29%). The reported tax figure includes an exceptional tax charge of £1m relating to the Flow Control disposal, compared to a £3m credit on disposals in H1 01/02.

Earnings

Basic earnings per share equate to a loss of (2.6)p, compared to (1.9)p for H1 01/02 and (22.9)p for H2 01/02. These fluctuations have been mainly due to disposals and the resulting accounting for goodwill. Earnings per share before exceptionals and amortisation were 2.9p (H1 01/02: 3.5p), reflecting the expected dilution from the disposal programme.

Operational review

Production Management

Sales £723m (H1 01/02: £776m), operating profit £23m (H1 01/02: £16m)
Return on sales 3.2% (H1 01/02: 2.1%)

Sales for the half were 7% lower than prior year (4% CER). Global capital equipment spend remained cautious and most regions reported lower sales, although sales in Latin America and Japan were higher. The petrochemical, oil and gas and other heavy process industry sectors were flat; food processing showed signs of recovery in some markets and the IT services market was very weak.

Operating profit for the half was driven 44% higher than the prior year (53% CER). In Process Systems, aggressive management actions to control contract/project management, supply chain and costs resulted in a 280bps increase in contracted margins and lower overheads, raising the operating margin from 2.2% to 5.0%.

However, the performance of our combined IT services businesses of Baan-Wonderware-Avantis was considerably lower than prior year due to the substantial decline in market demand and the development costs of ArchestrA. Introduced in September at the Invensys Showcase to 2,000 customers, ArchestrA has been well received as our new software architecture for industrial applications. Full commercial launch will take place in early 2003.

Given its importance to our future growth, we continue to invest in technology in our key software businesses - Process Systems and IT services - at a rate of over 10% of sales.

Energy Management

Sales £1,051m (H1 01/02: £1,201m), operating profit £91m (H1 01/02: £118m)
Return on sales 8.7% (H1 01/02: 9.8%)

This Division experienced difficult trading conditions in most of its markets and businesses, with sales for the half 12% lower than prior year (9% CER). Ongoing weakness in IT/telecoms continued to affect Powerware, while the sharp decline in commercial buildings in the US, Europe and Japan affected volumes in Energy Management Solutions, Energy Services, Building Systems and Climate Controls (Japan). In contrast, appliance and meter markets remained generally flat.

Acquisitions

There were no significant acquisitions made in the six month period. However, in accordance with the announced process, £49m of outstanding Baan Company NV shares were acquired, bringing our holding to 91.7%.

Disposals

Total cash consideration from disposals for the half year was £412m. In addition net cash divested with the disposed businesses was £11m. After pre-disposal restructuring costs and the cash settlement of certain liabilities in connection with the disposals, totalling £29m, and other cash costs including fees of £12m, the net cash proceeds were £360m. The largest of these disposals, Flow Control, was completed in May for £363m. Other disposals and proceeds in the half year included Transmissions (£30m), Alemite (£22m) and Eberle Relays (£6m). A repayment of £16m was made in respect of a working capital and debt adjustment for Energy Storage, which was sold in March 2002.

In addition since 30 September we have completed the disposal of Sensor Systems for $394m and announced the disposals of Rexnord for $880m and Drive Systems for $145m.

Altogether, announced disposals since the strategy launch on 19 February 2002 should generate proceeds of approximately £1.6bn, exceeding the stated target of £1.5bn. Fasco Motors is the only remaining major business for disposal.

Financing

Net debt has reduced to £2,667m (Sep 01: £3,283m; Mar 02: £3,016m) before proceeds due to come from transaction completed post-September. Pro forma net debt including announced disposals would be approximately £1.8bn.

Net debt at September comprises the following currencies 65% US$; 18% Euro; 13% Yen and 4% Sterling.

The fixed rate element of the debt is 36% and this is planned to increase as disposal proceeds are used to bring down floating debt. On a pro forma basis the fixed rate element will increase to 67% taking average nominal interest rates to over 5%.

Our financing agreements include only one financial covenant which relates to interest cover, this was originally based on 3x EBITA, but during the half year the covenant was changed to 3.5x EBITDA to increase flexibility for the Group. As at the end of September we comfortably met both the old and new covenant with interest cover at 3.7x EBITA and 5.3x EBITDA on a twelve month rolling basis.

Pensions

With the deferral by the standard setters of the requirement to fully implement the provisions of FRS17, Invensys, along with most other FTSE companies, continues to apply the principles of SSAP24 in accounting for pension costs. The reported figures are largely driven by the main UK scheme which was last formally valued in April 2000 with the next triennial valuation scheduled for 2003. Group pension costs were £24m (FY 01/02 £57m) with an actuarial variation credit of £21m (FY 01/02 £54m).

Under the transitional requirements of FRS17 the valuation update provided in the Annual Report for the year ended 31 March 2002 indicated for funded schemes a total market value of assets of £4,784m and a present value of scheme liabilities of £4,647m. The valuation of scheme assets reflected a 50% equity holding, 45% bonds and 5% of other investments.

In services, the Performance Solutions business within Production Management Division has been expanded and in Energy Management Division the Global Services business group has been created. Performance Solutions, part of Process Systems, has won several major contracts in the market sectors it currently addresses – Hydrocarbon, Paper, Power, Food, General Process and Discrete. The business is based on patented real-time performance measures which give better visibility into the manufacturing process and has its own sales force separate from product businesses. Margins are significantly higher than for the product businesses as a reflection of the significant value delivered to our customers. The creation of Global Services has provided increased scale, management expertise and focus on services as well as leading to the elimination of overlapping costs. In combination with Powerware, the business has won six out of seven data centre tenders in the last quarter.

Other matters

Board changes

Paolo Scaroni resigned from the Board in June following his appointment as Chief Executive of ENEL and Bob Bauman retired from the Board at the AGM in July. Adrian Hennah was appointed to the Board on 23 October and will become CFO upon the retirement of Kathleen O'Donovan on 31 December 2002.

Dividend

The Board has declared an interim dividend of 1.0p. The interim dividend will be payable on 4 March 2003 to shareholders on the register at close of business on 6 December 2002.

Outlook

Both our capital and consumer end markets remain susceptible to the effects of further erosion in global confidence. In such an environment, we would expect our second half trading performance in the core Group to remain at best flat with H1. In addition, we are confident that our investment in performance improvement should deliver an incremental £50m profit.

Our mid-term recovery targets to take operating margins to rates of 8-10% in Production Management and 12% in Energy Management by March 2004 remain unchanged, based on early signs that our investments in talent, processes and technology are the right ones to create competitive advantage and a platform for growth.

Invensys plc

For the six months ended 30 September 2002

Consolidated Profit and Loss Account (unaudited)

	Notes	Six months ended 30 September 2002 £m	Six months ended 30 September 2001 £m	Year ended 31 March 2002 £m
Turnover				
Core group		2,128	2,331	4,601
Non core group		449	478	953
Total continuing operations		2,577	2,809	5,554
Discontinued operations		170	758	1,418
	1	2,747	3,567	6,972
Operating profit before exceptional items and goodwill amortisation				
Core group		143	154	311
Non core group		53	61	121
Total continuing operations		196	215	432
Discontinued operations		14	61	117
	1	210	276	549
Operating exceptional items				
Restructuring costs	2	(53)	(165)	(223)
Market related write downs	2	–	–	(76)
	1	(53)	(165)	(299)
Operating profit before goodwill amortisation		157	111	250
Goodwill amortisation	1	(62)	(61)	(124)
Operating profit		95	50	126
Share of operating profits of associated undertakings				
Discontinued operations	2	–	1	2
Total operating profit				
Continuing operations	2	81	1	15
Discontinued operations	2	14	50	113
		95	51	128
Corporate exceptional items				
Fundamental reorganisation costs		–	–	(172)
Costs of closure		(8)	(21)	(45)
Loss on sale of fixed assets		(2)	(9)	(34)
(Loss)/profit on disposal of operations		(82)	16	(565)
Profit/(loss) on ordinary activities before interest and taxation	1	3	37	(688)
Net interest payable and similar charges		(61)	(101)	(170)
Loss on ordinary activities before taxation		(58)	(64)	(858)
Tax on loss on ordinary activities	3	(31)	–	(9)
Loss on ordinary activities after taxation		(89)	(64)	(867)
Minority interests - equity		(1)	(2)	(2)
Loss for the period		(90)	(66)	(869)
Dividends	4	(35)	(35)	(70)
Retained loss for the period		(125)	(101)	(939)
Loss per share (basic and diluted)	5	(2.6) p	(1.9) p	(24.8) p
Earnings per share (total group, before exceptional items and goodwill amortisation)	5	2.9 p	3.5 p	7.7 p
Average exchange rates for the period				
US$ to £1		1.50	1.43	1.43
Euro to £1		1.59	1.62	1.62
Yen to £1		185.56	175.38	179.68

The results for the period have been translated into sterling at the appropriate average exchange rates.

Invensys plc
At 30 September 2002
Consolidated Balance Sheet (unaudited)

	Notes	30 September 2002 £m	30 September 2001 £m	31 March 2002 £m
Fixed assets				
Intangible assets		1,413	1,587	1,512
Tangible assets		1,209	1,954	1,515
Investments in associated undertakings		4	16	14
Other investments		58	78	59
		2,684	3,635	3,100
Current assets				
Stocks		673	1,046	824
Debtors: amounts falling due within one year		1,274	1,829	1,490
Debtors: amounts falling due after more than one year		509	429	510
Investments		30	44	33
Cash and short-term deposits		365	363	506
		2,851	3,711	3,363
Creditors: amounts falling due within one year				
Short-term borrowings		(624)	(1,271)	(1,066)
Other creditors		(1,477)	(2,037)	(1,748)
		(2,101)	(3,308)	(2,814)
Net current assets		750	403	549
Total assets less current liabilities		3,434	4,038	3,649
Creditors: amounts falling due after more than one year				
Long-term borrowings		(2,408)	(2,375)	(2,456)
Other creditors		(87)	(143)	(117)
		(2,495)	(2,518)	(2,573)
Provisions for liabilities and charges		(612)	(733)	(686)
	1	327	787	390
Capital and reserves				
Called up share capital		875	875	875
Share premium account		15	15	15
Capital redemption reserve		83	83	83
Capital reserve		576	284	210
Exchange variation reserve		(641)	(537)	(417)
Profit and loss account		(772)	(197)	(622)
Shareholders' funds – equity		136	523	144
Minority interests - including non-equity		191	264	246
		327	787	390
Period end exchange rates				
US$ to £1		1.57	1.47	1.42
Euro to £1		1.59	1.61	1.63
Yen to £1		191.45	175.09	188.73

The balance sheet has been translated into sterling at appropriate period end exchange rates.

Invensys plc
For the six months ended 30 September 2002
Consolidated Cash Flow Statement (unaudited)

	Notes	Six months ended 30 September 2002 £m	Six months ended 30 September 2001 £m	Year ended 31 March 2002 £m
Net cash inflow from operating activities	6	104	251	536
Returns on investments and servicing of finance	6	(85)	(94)	(170)
Taxation	6	(26)	4	(43)
Capital expenditure and financial investment	6	(48)	(108)	(129)
Acquisitions and disposals	6	308	11	209
Equity dividends paid		(35)	(182)	(217)
Cash inflow/(outflow) before use of liquid resources and financing		218	(118)	186
Management of liquid resources	6	54	5	(104)
Financing				
(Decrease)/increase in debt	6	(328)	185	–
(Decrease)/increase in cash in period		(56)	72	82

Reconciliation of Net Cash Flow to Movement in Net Debt (unaudited)

	Notes	Six months ended 30 September 2002 £m	Six months ended 30 September 2001 £m	Year ended 31 March 2002 £m
(Decrease)/increase in cash in period		(56)	72	82
Cash outflow/(inflow) from decrease/(increase) in debt		328	(185)	–
Cash (inflow)/outflow from (decrease)/increase in liquid resources		(54)	(5)	104
Change in net debt resulting from cash flows	6	218	(118)	186
Short-term deposits, loans and finance leases acquired/divested in respect of the acquisition/disposal of subsidiary undertakings	6	2	–	2
New finance leases	6	–	(2)	(1)
Exchange movements	6	129	55	15
Movement in net debt in period		349	(65)	202
Net debt at beginning of period	6	(3,016)	(3,218)	(3,218)
Net debt at end of period	6	(2,667)	(3,283)	(3,016)

Invensys plc
For the six months ended 30 September 2002
Consolidated Statement of Total Recognised Gains and Losses (unaudited)

	Six months ended 30 September 2002	Six months ended 30 September 2001	Year ended 31 March 2002
	£m	£m	£m
Loss for the period	(90)	(66)	(869)
Currency translation differences on foreign currency net investments	(39)	(66)	(52)
FRS 19 restatement	–	(137)	(137)
Total recognised losses	(129)	(269)	(1,058)

Reconciliation of Movements in Consolidated Shareholders' Funds (unaudited)

	Notes	Six months ended 30 September 2002	Six months ended 30 September 2001	Year ended 31 March 2002
		£m	£m	£m
Loss for the period		(90)	(66)	(869)
Dividends	4	(35)	(35)	(70)
		(125)	(101)	(939)
Currency translation differences on foreign currency net investments, net of tax		(39)	(66)	(52)
Goodwill written back on disposals		156	2	447
		(8)	(165)	(544)
Opening shareholders' funds		144	688	688
Closing shareholders' funds		136	523	144

Invensys plc
For the six months ended 30 September 2002
Notes (unaudited)

1 Segmental analysis

	Turnover 2002	Turnover 2001	Turnover Yr 2001/02	Profit before interest and tax 2002	Profit before interest and tax 2001	Profit before interest and tax Yr 2001/02	Net operating assets 2002	Net operating assets 2001	Net operating assets Yr 2001/02
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Business division									
Production Management	723	776	1,584	23	16	33	379	423	323
Energy Management	1,051	1,201	2,341	91	118	237	859	1,017	954
Development	354	354	676	29	20	41	277	314	286
Core group	2,128	2,331	4,601	143	154	311	1,515	1,754	1,563
Non core group	449	478	953	53	61	121	415	518	454
Total continuing operations	2,577	2,809	5,554	196	215	432	1,930	2,272	2,017
Discontinued operations	170	758	1,418	14	61	117	85	748	333
	2,747	3,567	6,972	210	276	549	2,015	3,020	2,350
Operating exceptional items				(53)	(165)	(299)			
Goodwill amortisation				(62)	(61)	(124)			
Share of operating profits of associated undertakings				–	1	2			
Corporate exceptional items				(92)	(14)	(816)			
Profit/(loss) on ordinary activities before interest and taxation				3	37	(688)			
Geographical analysis by origin									
United Kingdom	211	221	443	12	18	39	81	155	101
Rest of Europe	475	483	1,000	25	39	84	230	195	175
North America	1,072	1,200	2,340	92	68	152	797	912	843
South America	55	80	158	2	6	8	42	86	83
Asia Pacific	289	324	608	11	23	27	352	393	351
Africa and Middle East	26	23	52	1	–	1	13	13	10
Core group	2,128	2,331	4,601	143	154	311	1,515	1,754	1,563
Non core group	449	478	953	53	61	121	415	518	454
Discontinued operations	170	758	1,418	14	61	117	85	748	333
	2,747	3,567	6,972	210	276	549	2,015	3,020	2,350
Operating exceptional items				(53)	(165)	(299)			
Goodwill amortisation				(62)	(61)	(124)			
Share of operating profits of associated undertakings				–	1	2			
Corporate exceptional items				(92)	(14)	(816)			
Profit/(loss) on ordinary activities before interest and taxation				3	37	(688)			
Borrowings							(3,032)	(3,646)	(3,522)
Cash and short-term deposits							365	363	506
Deferred tax							(160)	(213)	(177)
Taxation							(239)	(289)	(244)
Dividends							(35)	(35)	(35)
Goodwill							1,413	1,587	1,512
Net assets per consolidated balance sheet							327	787	390
Geographical analysis of turnover by destination									
United Kingdom	183	215	421						
Rest of Europe	497	486	1,022						
North America	1,004	1,135	2,203						
South America	68	94	174						
Asia Pacific	317	348	659						
Africa and Middle East	59	53	122						
Core group	2,128	2,331	4,601						
Non core group	449	478	953						
Discontinued operations	170	758	1,418						
	2,747	3,567	6,972						

Invensys plc
For the six months ended 30 September 2002
Notes (unaudited)

1 Segmental analysis (continued)

Geographical analysis by origin for the non core group

	Turnover 2002 £m	Turnover 2001 £m	Turnover Yr 2001/02 £m	Profit before interest and tax 2002 £m	Profit before interest and tax 2001 £m	Profit before interest and tax Yr 2001/02 £m	Net operating assets 2002 £m	Net operating assets 2001 £m	Net operating assets Yr 2001/02 £m
United Kingdom	13	12	23	–	(3)	(7)	18	49	15
Rest of Europe	72	79	155	6	10	15	53	52	48
North America	334	357	713	46	53	110	294	366	338
South America	3	3	7	–	–	1	2	3	3
Asia Pacific	27	27	55	1	1	2	48	48	50
Africa and Middle East	–	–	–	–	–	–	–	–	–
	449	478	953	53	61	121	415	518	454

Geographical analysis by origin for discontinued operations

	Turnover 2002 £m	Turnover 2001 £m	Turnover Yr 2001/02 £m	Profit before interest and tax 2002 £m	Profit before interest and tax 2001 £m	Profit before interest and tax Yr 2001/02 £m	Net operating assets 2002 £m	Net operating assets 2001 £m	Net operating assets Yr 2001/02 £m
United Kingdom	13	117	204	(1)	4	9	3	106	19
Rest of Europe	33	242	469	1	15	24	1	179	24
North America	115	302	563	14	34	66	81	387	239
South America	1	2	5	–	–	–	–	5	5
Asia Pacific	7	90	168	–	8	18	–	67	45
Africa and Middle East	1	5	9	–	–	–	–	4	1
	170	758	1,418	14	61	117	85	748	333

The analysis of turnover by destination for the non core group and discontinued operations is not materially different from the analysis of turnover by origin shown above.

Analysis of operating exceptional items, goodwill amortisation and net book value of goodwill by business division

	Operating exceptional items 2002 £m	Operating exceptional items 2001 £m	Operating exceptional items Yr 2001/02 £m	Goodwill amortisation 2002 £m	Goodwill amortisation 2001 £m	Goodwill amortisation Yr 2001/02 £m	Net book value of goodwill 2002 £m	Net book value of goodwill 2001 £m	Net book value of goodwill Yr 2001/02 £m
Production Management	31	68	99	46	45	90	929	1,011	974
Energy Management	21	26	120	9	8	18	264	287	291
Development	1	18	40	4	4	8	127	144	135
Core group	53	112	259	59	57	116	1,320	1,442	1,400
Non core group	–	42	36	3	3	6	93	101	99
Total continuing operations	53	154	295	62	60	122	1,413	1,543	1,499
Discontinued operations	–	11	4	–	1	2	–	44	13
	53	165	299	62	61	124	1,413	1,587	1,512

Geographical analysis of operating exceptional items, goodwill amortisation and net book value of goodwill

	Operating exceptional items 2002 £m	Operating exceptional items 2001 £m	Operating exceptional items Yr 2001/02 £m	Goodwill amortisation 2002 £m	Goodwill amortisation 2001 £m	Goodwill amortisation Yr 2001/02 £m	Net book value of goodwill 2002 £m	Net book value of goodwill 2001 £m	Net book value of goodwill Yr 2001/02 £m
United Kingdom	1	6	17	9	9	17	236	253	248
Rest of Europe	18	23	58	14	12	25	265	282	271
North America	33	66	141	28	28	57	607	678	659
South America	–	–	2	1	1	3	27	29	29
Asia Pacific	1	17	41	7	7	14	185	200	193
Africa and Middle East	–	–	–	–	–	–	–	–	–
Core group	53	112	259	59	57	116	1,320	1,442	1,400
Non core group	–	42	36	3	3	6	93	101	99
Total continuing operations	53	154	295	62	60	122	1,413	1,543	1,499
Discontinued operations	–	11	4	–	1	2	–	44	13
	53	165	299	62	61	124	1,413	1,587	1,512

Invensys plc
For the six months ended 30 September 2002
Notes (unaudited)

2 Total operating profit

Continuing operations

	Six months ended 30 September 2002 £m	Six months ended 30 September 2001 £m	Year ended 31 March 2002 £m
Turnover	2,577	2,809	5,554
Cost of sales	(1,883)	(2,056)	(4,043)
Gross profit	694	753	1,511
Distribution costs	(29)	(44)	(52)
Administrative costs	(469)	(494)	(1,027)
Operating profit before operating exceptional items and goodwill amortisation	196	215	432
Operating exceptional items	(53)	(154)	(295)
Goodwill amortisation	(62)	(60)	(122)
Total operating profit	81	1	15

There were no acquisitions in the six months ended 30 September 2002.

Discontinued operations

	Six months ended 30 September 2002 £m	Six months ended 30 September 2001 £m	Year ended 31 March 2002 £m
Turnover	170	758	1,418
Cost of sales	(133)	(547)	(1,022)
Gross profit	37	211	396
Distribution costs	(3)	(4)	(43)
Administrative costs	(20)	(146)	(236)
Operating profit before exceptional items and goodwill amortisation	14	61	117
Operating exceptional items	–	(11)	(4)
Goodwill amortisation	–	(1)	(2)
Share of operating profits of associated undertakings	–	1	2
Total operating profit	14	50	113

Operating exceptional items comprise restructuring costs of £53 million (2001 £165 million; 2001/02 £223 million) and market related write downs of £nil (2001 £nil; 2001/02 £76 million). The total restructuring costs plus market related write downs of £nil (2001 £nil; 2001/02 £27 million), together with goodwill amortisation of £62 million (2001 £61 million; 2001/02 £124 million) are classified as administrative costs which therefore total £604 million (2001 £866 million; 2001/02 £1,637 million). In addition market related write downs of £nil (2001 £nil; 2001/02 £49 million) are classified as costs of sales which therefore total £2,016 million (2001 £2,603 million; 2001/02 £5,114 million).

Invensys plc
For the six months ended 30 September 2002
Notes (unaudited)

3 Taxation

The effective tax rate on profit before corporate exceptional items and goodwill amortisation for the six months ended 30 September 2002 is 31.0% (2001 29.0%; 2001/02 29.0%). The tax charge on corporate exceptional items for the six months ended 30 September 2002 is £1 million (2001 credit of £3 million; 2001/02 credit of £15 million).

4 Dividends

	Six months ended 30 September 2002 £m	Six months ended 30 September 2001 £m	Year ended 31 March 2002 £m
Interim	35	35	35
Final			35
			70

5 Earnings per share

	Six months ended 30 September 2002	Six months ended 30 September 2001	Year ended 31 March 2002
(Loss)/earnings per share			
Basic	(2.6) p	(1.9) p	(24.8) p
Total Group*	2.9 p	3.5 p	7.7 p
Diluted	(2.6) p	(1.9) p	(24.8) p
Average number of shares (millions)			
Basic	3,500	3,500	3,500
Loss (£ millions)			
Basic	(90)	(66)	(869)
Total Group*			
Total Group operating profit*	210	276	549
Share of profits of associated undertakings	–	1	2
Net interest payable	(61)	(101)	(170)
	149	176	381
Tax at 31.0% (2001 29.0%; 2001/02 29.0%)	(46)	(51)	(110)
Minority interest	(1)	(2)	(2)
	102	123	269

* Before exceptional items and goodwill amortisation.

The basic earnings per share has been calculated using 3,500 million shares (2001 3,500 million; 2001/02 3,500 million), being the weighted average number of shares in issue during the period and the loss after taxation and minority interests of £90 million (2001 £66 million; 2001/02 £869 million).

Earnings per share is also calculated by reference to earnings for the total Group, before exceptional items and goodwill amortisation with an underlying tax charge of 31.0% (2001 29.0%; 2001/02 29.0%), since the directors consider that this gives a useful additional indication of underlying performance.

The diluted earnings per share has been calculated in accordance with FRS 14 without reference to adjustments in respect of certain share options which are considered to be anti-dilutive.

Invensys plc
For the six months ended 30 September 2002
Notes (unaudited)

6 Cash flow statement

Reconciliation of operating profit before interest and tax to net cash inflow from operating activities

	Six months ended 30 September 2002 £m	Six months ended 30 September 2001 £m	Year ended 31 March 2002 £m
Total operating profit	95	51	128
Depreciation charge	89	138	260
Provision for impairment charged to operating profit	–	–	5
Amortisation of goodwill	62	61	124
Profit in associated undertakings	–	(1)	(1)
Cash costs of fundamental reorganisation	–	–	(45)
Cash costs of closures	(8)	(21)	(25)
(Increase)/decrease in stocks	(11)	137	216
Decrease in debtors	48	211	257
Decrease in creditors and provisions	(171)	(325)	(383)
Net cash inflow from operating activities	104	251	536

Analysis of cash flows for headings netted in the cash flow statement

	Six months ended 30 September 2002 £m	Six months ended 30 September 2001 £m	Year ended 31 March 2002 £m
Returns on investments and servicing of finance			
Interest received	8	16	32
Interest paid	(91)	(109)	(199)
Interest element of finance lease rental payments	(1)	–	–
Dividends paid to minority interests	(1)	(1)	(3)
Net cash outflow for returns on investments and servicing of finance	(85)	(94)	(170)
Taxation			
UK corporation tax (paid)/received	(1)	27	32
Overseas tax paid	(25)	(23)	(75)
Net cash (outflow)/inflow for tax paid	(26)	4	(43)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	(62)	(106)	(210)
Sale of tangible fixed assets	14	29	112
Purchase of trade investments	–	(32)	(32)
Sale of trade investments	–	1	1
Net cash outflow for capital expenditure and financial investment	(48)	(108)	(129)
Acquisitions and disposals			
Purchase of subsidiary undertakings	(1)	(27)	(40)
Sale of subsidiary undertakings*	371	38	262
Net cash disposed of on sale of subsidiary undertakings	(13)	–	(7)
Purchase of minority interests	(49)	–	(6)
Net cash inflow for acquisitions and disposals	308	11	209
Management of liquid resources			
Short-term deposits withdrawn/(made)	54	5	(104)
Net cash inflow/(outflow) from management of liquid resources	54	5	(104)
Financing			
Debt due within one year			
Increase in short-term borrowings	1,780	3,989	3,275
Repayment of short-term borrowings	(2,225)	(5,243)	(4,817)
Debt due beyond one year			
Increase in long-term borrowings	221	1,442	1,560
Repayment of long-term borrowings	(102)	–	(14)
Capital element of finance lease repayments	(2)	(3)	(4)
Net cash (outflow)/inflow from financing	(328)	185	–

* In 2002, the disposal proceeds received comprised cash of £412 million (2001 £49 million; 2001/02 £333 million) less £41 million of other directly related cash costs, including advisor and professional fees (2001 £11 million; 2001/02 £71 million).

Invensys plc
For the six months ended 30 September 2002
Notes (unaudited)

6 Cash flow statement (continued)

Analysis of changes to net debt

	At 1 April 2002 £m	Cashflow £m	Acquisitions/ disposals (excl. cash and overdrafts) £m	Other movements £m	Exchange movement £m	At 30 September 2002 £m
Cash at bank and in hand	304	(52)	–	–	(22)	230
Overdrafts	(57)	(4)	–	–	2	(59)
Debt due within one year	(1,002)	445	–	(75)	73	(559)
Debt due after one year	(2,452)	(119)	2	75	89	(2,405)
Finance leases	(11)	2	–	–	–	(9)
Short-term deposits	202	(54)	–	–	(13)	135
Total	(3,016)	218	2	–	129	(2,667)
Cash at bank and in hand	304					230
Short-term deposits	202					135
Cash and short-term deposits	506					365

7 Post balance sheet events

On 15 October 2002, Invensys sold its Sensor Systems business to Honeywell International Inc. for a cash consideration of £253 million (US $394 million) net of certain retained liabilities. The results of the Sensor Systems business are included in discontinued operations.

8 Financial statements

This preliminary statement was approved by a duly appointed and authorised committee of the board of directors on 13 November 2002. This statement does not comprise the statutory accounts of the Group.

The financial information for the six months ended 30 September 2002 has been prepared on the same basis of accounting as for the year ended 31 March 2002. The financial information is unaudited. The comparative information for the year ended 31 March 2002 does not constitute the company's statutory accounts for that year but is derived from those accounts. The statutory accounts of Invensys plc for the year ended 31 March 2002 have been delivered to the Registrar of Companies. The auditors, Ernst & Young LLP, reported on those accounts and their report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

BTRsec/RLS Admin/Letters/2002/0541

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

20 November 2002

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed 2 notifications released to the London Stock Exchange concerning Major Interests in Shares.

Yours faithfully,

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

Copy to: Mr. B. Mangino
Mr. M. Downing

"emailalert@hemscott.co.uk" <emailalert
18/11/2002 18:16

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Holding(s) in Company

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:9633D
Invensys PLC
18 November 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Aviva plc (formerly CGNU plc)

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The notification has been made by Aviva plc on behalf of itself and its subsidiary Morley Fund Management Limited.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY Norwich Union Nominees Ltd	36,006,080
BT Globenet Nominees Ltd	38,780
Chase GA Group Nominees Ltd	61,737,630
Chase Nominees Ltd	5,709,143
CUIM Nominee Ltd	35,766,421
RBSTB Nominees Ltd	3,246,382
Hibernian Investment Managers Ltd	362,000

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 25p each

10) Date of transaction

15 November 2002

11) Date company informed

15 November 2002

12) Total holding following this notification

142,866,436

13) Total percentage holding of issued class following this notification

4.08% (4.07% held by Morley Fund Management Limited)

14) Any additional information

15) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Group Marketing and Communications 020 7821 3712

16) Name of company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of notification: 18 November 2002

END

HOLFFSFAASESESF

SEC No 82 - 2142

"emailalert@hemscott.co.uk" <emailalert
18/11/2002 18:27

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Holding(s) in Company

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:9636D
Invensys PLC
18 November 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International SA, Capital International, Inc and Capital International Limited. These holdings form part of funds managed on behalf of investment clients.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital Guardian Trust Company:

State Street Nominees Limited	144,400
Bank of New York Nominees	131,200
Chase Nominees Limited	4,480,300
Midland Bank plc	176,900
Nortrust Nominees	1,692,200

Capital International Limited:

Deutsche Bank AG	3,408,400
HSBC Bank plc	4,131,200
Mellon Bank NA	2,080,800
Northern Trust AVFC	1,120,800
State Street Bank & Trust Co	978,200
Mellon Nominees (UK) Limited	633,000
Chase Nominees Limited	17,499,015
KAS UK	140,400
Nortrust Nominees	10,937,896
Morgan Guaranty	1,698,800
Citibank London	527,100
Midland Bank plc	1,180,200
Northern Trust	934,864
Bank of New York Nominees	26,841,800
State Street Nominees Limited	1,042,800
Bank One London	427,100
Bankers Trust	10,726,900

Capital International S.A.:

Chase Nominees Limited	2,002,400
Midland Bank Plc	37,000
Royal Bank of Scotland	345,000
Lloyds Bank	158,200
Citibank NA	111,800
Deutsche Bank AG	171,400

Capital International, Inc.:

State Street Nominees Ltd	8,247,100
Bank of New York Nominees	1,678,500
Chase Nominees Limited	11,552,600
Citibank London	256,700
Nortrust Nominees	652,300
State Street Bank & Trust Co.	100,497
Citibank	135,000

Citibank NA	674,900
Chase Manhattan Nominees Ltd	64,700
HSBC Bank plc	133,300

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 25p each

10) Date of transaction

15 November 2002

11) Date company informed

15 November 2002

12) Total holding following this notification

117,225,672

13) Total percentage holding of issued class following this notification

3.35%

14) Any additional information

15) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Group Marketing and Communications 020 7821 3712

16) Name of company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of notification: 18 November 2002

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLFFIFAASESESF